UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 15)*
HAWTHORN BANCSHARES, INC.

(Name of Issuer)
Common Stock — $1.00 Par Value

(Title of Class of Securities)
420476 10 3

(CUSIP Number)
December 31, 2009

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	420476 10 3	Page	2	of	5	pages

1	NAMES OF REPORTING PERSONS Donald L. Campbell (Donald L. Campbell died on March 24, 2009 and this report is being filed by the Estate of Donald L. Campbell)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		142,555.92

SHARE	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		142,555.92

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	142,555.92

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.3%

12	TYPE OF REPORTING PERSON

	OO*
* Estate of an individual, Donald L. Campbell, who died March 24, 2009.

CUSIP No.	G37260 10 9	Page	3	of	5	pages
Item 1(a) Name of Issuer: Hawthorn Bancshares, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices: 300 Southwest Longview Boulevard, Lee’s Summit, Missouri 64081
Item 2(a) Name of Person Filing: Estate of Donald L. Campbell (successor to Donald L. Campbell, who died March 24, 2009)
Item 2(b) Address of Principal Business Office or, if none, Residence: 601 Eagle Trace, Jefferson City, Missouri 65101
Item 2(c) Citizenship: United States
Item 2(d) Title of Class of Securities: Common stock, par value $1.00 per share
Item 2(e) CUSIP Number: 420476 10 3
Item 3. If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
     (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
     (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
     (e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
     (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
     (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
     (h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) ☐ A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);
     (k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
     If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	420476 10 3	Page	4	of	5	pages
Item 4. Ownership

(a) Amount beneficially owned: 142,555.92
The Estate of Donald L. Campbell (successor to Donald L. Campbell, who died March 24, 2009) may be deemed the beneficial owner of (i) 100,507.68 shares owned of record by Donald L. Campbell’s non-marital trust dated 9/27/97, and (ii) 42,048.24 shares held in the Virginia L. Campbell Revocable Living Trust. In her capacity as trustee, Virginia L. Campbell has sole voting and investment power over all 142,555.92 shares being reported.

(b) Percent of class: 3.3%

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: 142,555.92

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 142,555.92

(iv) shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
          Not applicable.
Item 8. Identification and Classification of Members of the Group
          Not applicable.
Item 9. Notice of Dissolution of Group
          Not applicable.

CUSIP No.	420476 10 3	Page	5	of	5	pages
Item 10. Certifications
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2010
ESTATE OF DONALD L. CAMPBELL

By: Name:	/s/ Virginia L. Campbell Virginia L. Campbell, Trustee